Exhibit 99.19B

BlackRock Enhanced Capital and Income Fund, Inc.

Cusip: 09256A109
Ticker: CII

Record Date	March 15, 2012
Pay Date	March 30, 2012

Distribution Amount per share	$0.360000

The following table sets forth the estimated amounts of the current distribution and the cumulative distributions paid this fiscal year to date from the following sources: net investment income, net realized short-term capital gains, net realized long-term capital gains and return of capital. All amounts are expressed per common share.

	Current Distribution	% Breakdown of the Current Distribution	Total Cumulative Distributions for the Fiscal Year to Date	% Breakdown of the Total Cumulative Distributions for the Fiscal Year to Date
Net Investment Income	$0.163700	45%	$0.236842	33%
Net Realized Short-Term Capital Gains	$-	0%	$-	0%
Net Realized Long-Term Capital Gains	$-	0%	$-	0%

Return of Capital	$0.196300	55%	$0.483158	67%
Total (per common share)	$0.360000	100%	$0.720000	100%

Average annual total return (in relation to NAV) for the 5-year period ending on February 29, 2012				3.88%
Annualized current distribution rate expressed as a percentage of NAV as of February 29, 2012				9.82%

Cumulative total return (in relation to NAV) for the fiscal year through February 29, 2012				8.78%
Cumulative fiscal year distributions as a percentage of NAV as of February 29, 2012				2.45%

You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Funds Managed Distribution Plan.

The Fund estimates that it has distributed more than its income and net realized gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’.

The amounts and sources of distributions reported in the Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on the tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purpose.

Contact Number: 888-825-2257